SIMPSON THACHER & BARTLETT LLP
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New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number 212-455-2948	E-Mail Address jkaufman@stblaw.com

                                                                                        June 9, 2005

      Re:
      KKR Financial Corp.
      Registration Statement on Form S-11/A
      File No. 333-124103

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of KKR Financial Corp., a corporation organized under the laws of Maryland (the "Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 3 to the Company's Registration Statement on Form S-11/A, File No. 333-124103 (the "Registration Statement"), relating to the Company's proposed initial public offering of its common stock.

        We have filed Amendment No. 3 to the Company's Registration Statement to add additional underwriters.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2948; fax: 212-455-2502) or Andrew Sossen (phone: 212-455-7279; fax: 212-455-2502).

Best regards,
/s/ JOSEPH H. KAUFMAN, ESQ. Joseph H. Kaufman, Esq.

Attachment

cc:
Barbara McKee